STRADLING YOCCA CARLSON & RAUTH, P.C.	CALIFORNIA
660 NEWPORT CENTER DRIVE, SUITE 1600 NEWPORT BEACH, CA 92660-6422 SYCR.COM	NEWPORT BEACH SACRAMENTO SAN DIEGO SAN FRANCISCO SANTA BARBARA SANTA MONICA
COLORADO
DENVER

NEVADA
RENO

WASHINGTON
SEATTLE

December 18, 2015

SUBMITTED VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz

Julie Sherman

Brian Cascio

Brian Soares

Geoffrey Kruczek

Re:	Endologix, Inc.

Registration Statement on Form S-4

Filed November 18, 2015

File No. 333-208081

Responses to Staff comments made by letter dated December 15, 2015

Dear Ms. Ravitz:

Set forth below are the responses of Endologix, Inc., a Delaware corporation (the “Company”), to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 15, 2015 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-4 (File No. 333-208081), which the Company filed on November 18, 2015 (the “Original Registration Statement”). Concurrent with the submission of this response letter, the Company is filing Amendment No. 1 to the Original Registration Statement (as so amended, the “Registration Statement”). The Registration Statement has been revised in response to Staff comments made in the Comment Letter and to update certain other information.

The Company’s responses are preceded by a reproduction of the corresponding Staff comment as set forth in the Comment Letter. To the extent applicable, each response contains a reference to the page number(s) where the responsive information may be found in the Registration Statement.

Securities and Exchange Commission

Endologix, Inc.

Registration Statement on Form S-4

December 18, 2015

What will I receive for my shares of TriVascular . . ., page 2

1.	We note the lengthy, complicated formulas and references to “implied value” and “overall value of the merger.” Please revise to disclose clearly what investors will be receiving on a per-share basis. While we note from your disclosure that the consideration to be issued will continue to fluctuate based on the variables to which you refer, it is unclear from your disclosure how investors can assess the current value of the consideration they are offered. For example, under a reasonable range of scenarios, what will each investor receive on a per-share basis?

Company Response: In response to the Staff’s comment, we revised the disclosure beginning on page 3 of the Registration Statement to provide examples of what investors would be receiving on a per-share basis based on a reasonable range of scenarios in accordance with the formulas contained in the merger agreement.

Background of the Merger, page 64

2.	We note your references throughout this section to multiple presentations, materials and analyses provided or presented by J.P. Morgan and Piper Jaffray. We also note your disclosure on page 73 regarding Piper Jaffray’s presentation of its fairness opinion to your board of directors. Please revise to provide the disclosure required by Item 4(b) to Form S-4 and file the report, opinion or appraisal as an exhibit, as required by Item 21(c) to Form S-4. Please also provide us with copies of any board books prepared by the financial advisors and related to the transaction.

Company Response: In response to the Staff’s comment, we provided the disclosure required by Item 4(b) to Form S-4 beginning on page 76 of the Registration Statement and added the opinion of Piper Jaffray as Annex D to the Registration Statement.

In further response to the Staff’s comment, counsel to J.P. Morgan is supplementally and confidentially providing a copy of the presentation prepared by J.P. Morgan in connection with the J.P. Morgan fairness opinion rendered, and presented to the TriVascular board of directors, on October 26, 2015. Such presentation contains all material information provided by J.P. Morgan to the TriVascular board of directors in connection with its review and consideration of the proposed merger and is being provided to the Staff pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. Counsel to J.P. Morgan will request confidential treatment of the presentation pursuant to 17 C.F.R. § 200.83.

In further response to the Staff’s comment, counsel to Piper Jaffray is supplementally and confidentially providing a copy of the presentation prepared by Piper Jaffray in connection with the Piper Jaffray fairness opinion rendered, and presented to the Endologix board of directors, on October 23, 2015. Such presentation contains all material information provided by Piper Jaffray to the Endologix board of directors in connection with its review and consideration of the proposed merger and is being provided to the Staff pursuant to Rule 12b-4

Securities and Exchange Commission

Endologix, Inc.

Registration Statement on Form S-4

December 18, 2015

under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. Counsel to Piper Jaffray will request confidential treatment of the presentation pursuant to 17 C.F.R. § 200.83.

Note 3. Calculation of Preliminary Merger Consideration and Preliminary Allocation, page 139

3.	We see that the estimated number of shares of Endologix common stock to be issued to TriVascular shareholders in connection with the merger is based upon a ratio of .61. Please revise to disclose how you determined the exchange ratio based on the merger consideration discussed on pages 3, 11 and 109.

Company Response: In response to the Staff’s comment, we revised the disclosure on page 149 of the Registration Statement to disclose how we determined the exchange ratio based on the merger consideration.

Note 4. Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 142

4.	Reference is made to adjustment 4(c). In light of the significant amount of goodwill you plan to record in connection with this acquisition, please include a qualitative discussion of the factors that make up the goodwill to be recorded. We refer you to the guidance in FASB ASC 805-30-50-1.

Company Response: In response to the Staff’s comment, we revised the disclosure on page 152 of the Registration Statement to include a qualitative discussion of the underlying factors that make up the goodwill to be recorded.

Note 5. Notes to Unaudited Pro Forma Condensed Combined Statements . . ., page 144

5.	Reference is made to footnote 5(a) on page 144. We note that you have allocated $62.7 million of the purchase price to developed technology. Please revise to disclose the following:

•	The nature of the developed technology;

•	How you determined the estimated fair value assigned; and

•	The estimated useful lives of the developed technology.

Company Response: In response to the Staff’s comment, we revised the disclosure beginning on page 154 of the Registration Statement to disclose additional information regarding the nature of developed technology expected to be acquired in the merger, the determination of the related fair value and useful life estimates.

6.

In this regard, we note you estimate that $41.8 million of the purchase price represents in-process research and development. Please revise to disclose how you determined the fair value assigned to in-process research and development. Please also describe the current status of the project(s) and the nature and timing of the remaining efforts and

Securities and Exchange Commission

Endologix, Inc.

Registration Statement on Form S-4

December 18, 2015

related cash requirements necessary to develop the incomplete technology into a commercially viable product.

Company Response: In response to the Staff’s comment, we revised the disclosure on page 155 of the Registration Statement to disclose how we determined the estimated fair value of in-process research and development expected to be acquired in the merger. In addition, we have added description of the current status of the related projects and the nature, timing, and cash requirements of efforts necessary to develop incomplete technology into a commercially viable product.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Securities and Exchange Commission

Endologix, Inc.

Registration Statement on Form S-4

December 18, 2015

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned via telephone at (949) 725-4277 or via email at mlawhead@sycr.com, or in his absence, Lawrence Cohn via telephone at (949) 725-4132 or via email at lcohn@sycr.com.

Sincerely,

STRADLING YOCCA CARLSON & RAUTH, P.C.

/s/ Michael L. Lawhead

Michael L. Lawhead

cc:

Endologix, Inc.

John McDermott, Chairman and Chief Executive Officer

Vaseem Mahboob, Chief Financial Officer

Stradling Yocca Carlson & Rauth, P.C.

Lawrence Cohn

Arnold & Porter LLP

Julia Vax

Edward Deibert